

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

Via E-mail
William C. Erbey
Chairman
Altisource Residential Corporation
c/o Altisource Asset Management Corporation
402 Strand St.
Frederiksted, United States Virgin Islands 00840-3531

Re: **Altisource Residential Corporation**
       Form 10-12B
       Filed September 20, 2012
       File No. 001-35657

Dear Mr. Erbey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-12B

Item 15. Financial Statement and Exhibits, page iii

1.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Exhibit 99.1

General

2.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your

information statement that you are an emerging growth company and revise your information statement to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

4.   Please supplementally provide us a copy of the opinion you will receive from Kramer Levin.

5.   We note that the registration statement for Altisource Asset Management Corporation registers securities pursuant to Section 12(g) of the Exchange Act and this registration statement registers securities pursuant to Section 12(b) of the Exchange Act. Please supplementally tell us the reasons for registering your securities under the Section 12(b) and AAMC's securities under Section 12(g).

6.   We note that the right of holders of Class B common stock to receive dividends will be subordinate to the right of Class A shareholders to receive dividends during the Priority Period. Please disclose whether and when you expect to issue Class A stock. Please also revise your Q&A section to describe this Class A priority right.

Our Business, page 5

7.   We note your disclosure that your strategy includes acquiring sub-performing and non-performing loans as well as single-family rental assets. Please revise your disclosure here or elsewhere, as applicable, to provide the percentage of your assets that will be invested in loans and the percentage that would be invested in rental assets.

8.   Please revise your disclosure to provide the proposed geographic locations of your assets and/or collateral.

9.   We note the disclosure of fees starting on page 53. Please revise your disclosure here to summarize the fees under the AAMC Asset Management Agreement. Please also disclose other material fee arrangements you have with your services providers, such as Altisource.

Our Business Strategy, page 5

10.   Please tell us whether the 15-year Servicing Agreement with Ocwen and the 15-year fixed price Master Services Agreement with Altisource are exclusive agreements or whether Ocwen and/or Altisource can enter into such contractual arrangements with third parties, including your competitors. If the agreements are non-exclusive, please revise your disclosure to so state.

11.   Please describe the material terms of the Ocwen Servicing Agreement, including a description of the fee arrangements.

12.   We note your use of factual assertions throughout the information statement. The basis for your comparative factual assertions and for your management's beliefs should be clear from the text or supporting documentation should be provided to us. Please revise your disclosure to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. By way of example only, we note the following assertions:

- non-performing loans often sell for as low as 55% of the estimated value of the underlying property securing the loan,

- borrowers may refinance these loans at or near 95% of the estimated value of the underlying property,

- Altisource has developed a unique, low cost and centralized vendor management model that enables it to perform these services at substantially lower costs than its competitors, and

- single-family rental assets as a $3 trillion growth market, accounting for 52% of all residential rental units.

Reasons for the Separation, page 6

13. We note your disclosure that "Residential plans to be engaged in a capital intensive business, inconsistent with the business strategy of Altisource." Please revise your disclosure, here or elsewhere, as applicable, to discuss Altisource's business and how Residential's business strategy differs.

Risk Factors, page 8

14. We note that you will be unable to terminate your management agreement with AAMC during the first 2 years and that after that you will be required to pay a termination fee to AAMC for a termination without cause. Please add a risk factor to address these issues and the difficulty you will face if you determine to terminate AAMC.

"Your investment return may be reduced if we are deemed to be an investment company under the Investment Company Act," page 9

15. Please expand your disclosure to also discuss our recent concept release on issues relating whether mortgage REITs should be regulated in a manner similar to investment companies.

The Separation, page 12

16. Please describe us how the separation ratio was determined. Additionally, please supplementally provide us with copies of any reports or presentations provided to the board in connection with evaluating and determination of the separation ratio.

17. Please disclose whether you will own 100% of the preferred stock of NewSource and how often you will receive preferred dividend payments. Describe if the 12% preferred dividend is an annual rate.

Treatment of Fractional Shares, page 22

18. We note your disclosure that you "anticipate that these sales will occur as soon as practicable after the Separate Date." (emphasis added) Please revise your disclosure to make clear that the sales of fractional shares will occur as soon as practicable after the Separation Date.

Relationship Between Altisource and US Following the Separation, page 45

19.   Please expand your disclosure in this section to describe the fee arrangements in each of the agreements described in this section, including the amount of those fees or how they will be determined. Please also explain what you mean by "fully-allocated cost of providing the services."

Liquidity and Capital Resources, page 51

20.   Your disclosure on page 7 states that you plan to be engaged in a capital intensive business. Please expand your disclosure here to describe the capital resources needed to implement your business strategy and your plans to obtain those sources. For example, describe if you intend to use leverage and, if so, your target leverage amount.

Contractual obligations, page 53

Incentive fees, page 53

21.   We refer to your table that compares how different incentive fee structures would impact the distribution. Please describe the assumptions used by you in this table and explain further why the amount of the incentive fee would impact distributions paid.

22.   We note that you intend to reimburse AAMC for employee compensation. We also note that Mr. Erbey will be your Chairman as well as the Chairman of AAMC. Please specifically disclose whether you will reimburse AAMC for any compensation to be paid to Mr. Erbey. In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please break out the amounts paid for the incentive fee and the expense reimbursements and within the expense reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Our Business Strategy, page 55

23.   We note your disclosure that Altisource has managed and maintained over 90,000 REO Properties, which represents approximately $9 billion of estimated value in such properties and that Mr. Erbey is also the Chairman of Altisource. Please expand your disclosure to disclose any material adverse business developments of Altisource.

Key Investment Strategies, page 56

24.   We note your disclosure that Ocwen has been a pioneer in developing servicing industry best practices and utilizes advanced modeling of loan and consumer-specific resolution alternatives to reduce losses and that Mr. Erbey is also the Chairman of Ocwen. Please expand your disclosure to disclose any material adverse business developments of Ocwen.

Management, page 59

25. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director in light of your business and structure.

Certain Relationships and Related Party Transactions, page 64

26. Please revise your disclosure in this section to quantity the percentage of Mr. Erbey's equity interest in each entity enumerated.

27. Please describe the role and relationship that you and each of your directors has with each entity enumerated in this section and briefly describe the nature of the conflict.

28. We note your disclosure on page 17 that certain of your shareholders and directors have other investments and business activities in addition to their interest in Residential and that such persons may pursue or acquire a corporate opportunity for other persons or entities or not present the corporate opportunity to you. Please disclose in this section the number and amount of competing businesses and how such persons will make decisions to allocate investments.

Note 1. Organization and Basis of Presentation, page F-6

29. We note your disclosure on page 48 that simultaneously with the Separation, Altisource Residential Corporation ("Residential") will acquire all of the outstanding equity interests in Altisource Residential GP, LLC ("GP"), the general partner of the Altisource Residential, L.P. (the "Partnership"), for nominal consideration. We also note your disclosure in note 1 on page F-6 that Altisource Residential GP Member, LLC ("GP Member") is the sole member of GP. Please revise to disclose the ownership of GP Member and tell us the nature and significance of the assets, liabilities, and operations of GP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jonathan Wiggins, Accounting Reviewer, at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Barros